[redacted]

09056200

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51603

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TC Group Securities Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1132 Hamilton Street, Suite 212
(No. and Street)

Allentown (City) PA (State) 18101-1024 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth D. Hochstetler (215)721-2438
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Parente Randolph, LLC
(Name – *if individual, state last, first, middle name*)

3701 Corporate Parkway, Suite 210 (Address) Center Valley, (City) PA (State) 18034 (Zip Code)

SEC Mail Processing
Section

MAR 05 2009

Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kenneth D. Hochstetler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TC Group Securities Company, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Pennsylvania
County of Montgomery

SUBSCRIBED TO, AFFIRMED TO AND ACKNOWLEDGED BEFORE ME ON THIS 4TH DAY OF March 2009.

Victoria A. Murphy
NOTARY PUBLIC

K D Hochstetler
Signature

President
Title

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Victoria A. Murphy, Notary Public
Souderton Boro, Montgomery County
My Commission Expires Jan. 8, 2012
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Operations
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

PARENTERANDOLPH

The Power of Ideas

INDEPENDENT AUDITORS' REPORT

Stockholder of
TC Group Securities Company, Inc.:

We have audited the accompanying statement of financial condition of TC Group Securities Company, Inc. (the "Company") as of December 31, 2008, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TC Group Securities Company, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information, as listed in the accompanying table of contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Parente Randolph, LLC

Center Valley, Pennsylvania
February 26, 2009

TC GROUP SECURITIES COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

CASH	$ 10,000
COMMISSIONS RECEIVABLE	21,136
TOTAL ASSETS	$ 31,136

LIABILITIES AND STOCKHOLDER'S EQUITY

COMMISSIONS PAYABLE	$ 21,136
STOCKHOLDER'S EQUITY, Common stock	10,000
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 31,136

See Notes to Financial Statements

TC GROUP SECURITIES COMPANY, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2008

COMMISSION INCOME	$ 558,082
OTHER INCOME	-
TOTAL INCOME	558,082
COMMISSION EXPENSE	(558,082)
BANK FEES	-
TOTAL EXPENSE	(558,082)
NET INCOME	$ -

See Notes to Financial Statements

TC GROUP SECURITIES COMPANY, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

	COMMON STOCK		
	SHARES (a)	AMOUNT	TOTAL
BALANCES, JANUARY 1, 2008	$ 1,000	$ 10,000	$ 10,000
BALANCES, DECEMBER 31, 2008	$ 1,000	$ 10,000	$ 10,000

(a) Authorized, issued and outstanding
1,000 shares at $10 par value.

See Notes to Financial Statements

TC GROUP SECURITIES COMPANY, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ -
Adjustments to reconcile net income to net cash flows from operating activities:	
Changes in assets and liabilities:	
Commissions receivable	6,447
Commissions payable	(6,447)
Total adjustments	-
Net cash flows from operating activities	-
CHANGE IN CASH	-
CASH, BEGINNING OF YEAR	10,000
CASH, ENDING OF YEAR	$ 10,000

See Notes to Financial Statements

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

TC Group Securities Company, Inc. (the "Company") was incorporated on July 3, 1997, and is a limited business broker-dealer engaged in the exclusive business of selling mutual funds and variable annuities, primarily in Pennsylvania. Effective December 31, 2008, 100% of the Company's stock was acquired by a subsidiary of a consolidated group.

COMMISSIONS

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INCOME TAXES

The Company and its stockholder had previously elected to be taxed as a small business corporation for federal and state income tax purposes. Effective December 31, 2008, the stock of the Company was acquired by another shareholder. An Internal Revenue Code section 338(h)(10) election was made, and the election to be taxed as a small business corporation is no longer effective.

The Company applies the provisions of FASB No. 5, Accounting for Contingencies, for recognition of uncertain tax benefits. Accordingly, a provision for uncertain tax positions and related penalties and interest is recognized when it is probably that a liability was incurred and the amount can be reasonably estimated. Critical estimates with respect to income taxes are disclosed when it is at least reasonably possible that a change in estimate will occur in the near term.

NEW ACCOUNTING STANDARD

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes -an interpretation of FASB Statement No. 109," which deals with the accounting for uncertainty in income taxes.

FIN 48 was generally effective for annual periods beginning after December 15, 2007 for nonpublic entities. However, in accordance with FASB FSP FIN 48-3, "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises", the Company elected to defer the application of FIN 48 until its fiscal year beginning after December 15, 2008. The Company does not believe the adoption of FIN 48 will have a material effect on its financial statements.

2. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company had net capital of $10,000, which was $5,000 in excess of its required net capital of $5,000. The Company's net capital ratio was 2.114 to 1 at December 31, 2008.

3. COMMISSIONS RECEIVABLE

The Company utilizes the services of mutual fund companies to execute securities transactions for the Company's customers. The Company is paid commissions by the mutual fund companies for all transactions executed on behalf of the Company's customers. The Company has commissions' receivable from the mutual fund companies of $21,136.

4. EXEMPTIVE PROVISION OF RULE 15c3-3

The Company operates under the provisions of paragraph (k) (1) of Rule 15c3-3 of the Securities and Exchange Commission, and accordingly, is exempt from the remaining provisions of that rule.

5. NET CAPITAL

Computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission is in agreement with the FOCUS report filed for the year ended December 31, 2008.

6. CHANGES IN LIABILITIES SUBORDINATED TO GENERAL CREDITORS

There were no changes in liabilities subordinated to general creditors for the year ended December 31, 2008.

7. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Company's customer and correspondent clearance activities involve the execution, settlement, and financing of various customer securities transactions. These activities may subject the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

TC GROUP SECURITIES COMPANY, INC.

COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2008

COMPUTATION OF NET CAPITAL

TOTAL STOCKHOLDER'S EQUITY	$ 10,000
EQUITY NOT ALLOWABLE FOR NET CAPITAL	-
TOTAL STOCKHOLDER'S EQUITY QUALIFIED FOR NET CAPITAL	10,000
DEDUCTIONS AND/OR CHARGES, Nonallowable assets	-
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	10,000
HAIRCUTS ON SECURITIES:	
Marketable securities	-
Undue concentrations	-
Total	-
NET CAPITAL	$ 10,000

COMPUTATION OF AGGREGATE INDEBTEDNESS

TOTAL AGGREGATE INDEBTEDNESS LIABILITIES	$ 21,136
OTHER ITEMS	-
TOTAL AGGREGATE INDEBTEDNESS	$ 21,136

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

REGULATORY MINIMUM	$ 5,000
CALCULATED MINIMUM BASED ON AGGREGATE INDEBTEDNESS	$ 1,410
REQUIRED CAPITAL	$ 5,000
NET CAPITAL IN EXCESS OF REQUIREMENT	$ 5,000
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	2.114 to 1

See Notes to Financial Statements

Independent Auditors' Report On Internal Control Required By SEC Rule 17a-5 For A Broker-Dealer Claiming An Exemption From SEC Rule 15c3-3

Stockholder of
TC Group Securities Company, Inc.:

In planning and performing our audit of the financial statements TC Group Securities Company, Inc. (the "Company"), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the Company's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the Company's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Parente Randolph, LLC

Center Valley, Pennsylvania
February 26, 2009

TC Group Securities Company, Inc.

Financial Statements
For The Year Ended
December 31, 2008
&
Independent Auditors' Report
&
Additional Information
&
Internal Control Report